EXHIBIT 21

COURIER CORPORATION

SUBSIDIARIES OF REGISTRANT

Registrant has the following subsidiaries:

			% Owned
		Jurisdiction of	by Immediate
Name	Immediate Parent	Incorporation	Parent

Book-mart Press, Inc.	National Publishing Company	Delaware	100%

Courier New Media, Inc.	National Publishing Company	Massachusetts	100%

Courier Companies, Inc.	National Publishing Company	Massachusetts	100%

Courier Kendallville, Inc.	National Publishing Company	Indiana	100%

Courier Properties, Inc.	National Publishing Company	Massachusetts	100%

Dover Publications, Inc.	National Publishing Company	New York	100%

Research & Education Association, Inc.	National Publishing Company	Delaware	100%

Federal Marketing Corporation, d/b/a Creative Homeowner	National Publishing Company	New Jersey	100%

Moore-Langen Printing Company, Inc.	National Publishing Company	Indiana	100%

National Publishing Company	Courier Corporation	Pennsylvania	100%

Courier Foreign Sales Corporation Ltd.	National Publishing Company	Jamaica	99%